Exhibit 99.2

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

Introduction

E-Home Household Service Holdings Limited (“E-Home”) is providing the following unaudited pro forma combined financial information to aid you in your analysis of the financial aspects of the Business Combination of Zhongrun (Fujian) Pharmaceutical Co., Ltd. (“Zhongrun”).

The unaudited pro forma combined balance sheet as of June 30, 2022 gives pro forma effect to the Business Combination as if it had been consummated as of that date. The unaudited pro forma combined statements of operations for the year ended June 30, 2022 give pro forma effect to the Business Combination as if it had occurred as of the earliest period presented. This information should be read together with Zhongrun’s and E-Home’s respective audited financial statements and related notes, and other financial information included elsewhere in this proxy statement.

The unaudited pro forma combined balance sheet as of June 30, 2022 has been prepared using the following:

●	Zhongrun’s audited historical consolidated balance sheet as of June 30, 2022, as included elsewhere in this proxy statement; and

●	E-Home’s audited historical balance sheet as of June 30, 2022 as included in E-Home’s 20-F filed on November 4, 2022.

The unaudited pro forma combined statement of operations for the year ended June 30, 2022 has been prepared using the following:

●	Zhongrun’s audited historical consolidated statement of operations and comprehensive income for the year ended June 30, 2022; and

●	E-Home’s audited historical statement of operations for the year ended June 30, 2022 as included in E-Home’s 20-F filed on November 4, 2022.

Description of the Transaction

On June 14, 2022, E-Home and its wholly owned Hong Kong subsidiary, E-Home Household Service Holdings Limited (“E-Home Hong Kong”) entered into an equity transfer agreement with Zhongrun and Ms. Ling Chen, the sole shareholder of Zhongrun, pursuant to which Ms. Chen agreed to transfer 55% of the equity interests in Zhongrun to E-Home Hong Kong, in consideration for the sum of (i) RMB3 million (approximately $0.45 million) in cash and (ii) 28,041,992 ordinary shares of E-Home. On July 8, 2022, E-Home issued 28,041,992 ordinary shares according to the equity transfer agreement at a fair value of $8,496,723 (par value of $2,804 and additional paid-in capital of $8,493,919).

Accounting for the Transaction

The Company accounts for its business combinations using the purchase method of accounting in accordance with ASC Topic 805, Business Combinations. The purchase method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities the Company acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total of cost of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interests in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.

In a business combination achieved in stages, the Company remeasures its previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the re-measurement gain or loss, if any, is recognized in “Others, net” in the consolidated statements of comprehensive (loss) income.

The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and noncontrolling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Company determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons.

The Company engaged an independent valuation firm to assist management in valuing assets acquired, liabilities assumed, intangible assets identified and contingent consideration as of the acquisition day. The identifiable intangible assets acquired upon acquisition were customer relationships with definite useful life. All other current assets and current liabilities carrying value approximated fair value at the time of acquisition. The fair value of the consideration was based on closing market price of the Company’s common share on the acquisition date.

According to the independent valuation report, the purchase price was allocated to the assets acquired and liabilities assumed based on their fair values was as follows:

In USD
Fair value of total consideration transferred:
Equity instrument (28,041,992 Ordinary Shares issued)	447,001
Cash considerations	8,496,723
Subtotal	8,943,724

Recognized amounts of identifiable assets acquired and liability assumed:
Cash	21,749
Current assets other than cash	5,361,572
Property and equipment, net	90,851
Intangible assets, net, including customer relationships	6,371,512
Other non-current assets, except for property and equipment, net and intangible assets, net	831,250
Current liabilities	(1,964,692)
Non-current liabilities, except for deferred tax liabilities	(658,483)
Deferred tax liabilities	(1,580,448)
Total identifiable net assets	8,473,311
Fair value of non-controlling interest	3,812,990
Goodwill*	4,283,403

*	The goodwill generated from the expected synergies from the cooperation of developing healthcare business, combining the customer relationships, jointly build a perfect customer development and supply chain system with the Company’s senior care services.

The business combination accounting is provisionally complete for all assets and liabilities acquired on the acquisition date and the Company will continue to evaluate the asset values within the 1-year timeframe according to ASC 805.

Basis of Pro Forma Presentation

The historical financial information has been adjusted to give pro forma effect to events that are related and/or directly attributable to the Business Combination, are factually supportable, and as it relates to the unaudited pro forma combined statements of operations, are expected to have a continuing impact on the results of the combined company. The adjustments presented on the unaudited pro forma combined financial statements have been identified and presented to provide relevant information necessary for an accurate understanding of the combined company upon consummation of the Business Combination.

The unaudited pro forma combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma combined financial information as being indicative of the historical financial position and results that would have been achieved had the companies always been combined or the future financial position and results that the combined company will experience. Zhongrun and E-Home have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

PRO FORMA COMBINED BALANCE SHEET

AS OF JUNE 30, 2022

(UNAUDITED)

	(A) Zhongrun	(B) E-Home	Pro Forma Adjustments		Pro Forma Balance Sheet
ASSETS
Current assets
Cash and cash equivalents	$21,749	$54,842,052	$(447,001	)(1)	$54,416,800
Accounts receivable	708,328	877,931	-		1,586,259
Inventories	428,083	11,058	-		439,141
Prepayments, deposits and other current assets	145,151	11,265,410	-		11,410,561
Loan receivable	4,080,010	-	-		4,080,010
Total current assets	5,383,321	66,996,451	(447,001	)(1)	71,932,771
Non-current assets
Property and equipment, net	90,851	4,595,104	-		4,685,955
Intangible assets, net	49,720	23,963	6,321,792	(2)	6,395,475
Long-term investment	-	894,001	-		894,001
Operating lease – right-of-use assets, net	773,629	6,050,465	-		6,824,094
Finance lease – right-of-use assets, net	-	1,117,502	-		1,117,502
Long-term prepayments and other non-current assets	57,621	372,501	-		430,122
Deferred income tax assets	-	442,322	-		442,322
Goodwill	-	-	4,283,403	(2)	4,283,403
Total non-current assets	971,821	13,495,858	10,605,195		25,072,874
TOTAL ASSETS	$6,355,142	$80,492,309	$10,158,194		$97,005,645

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	607,403	4,598,076	-		5,205,479
Advance from customers	145,189	2,251,072	-		2,396,261
Taxes payable	3,971	505,674	-		509,645
Due to related parties	968,501	-	-		968,501
Current maturities of operating lease liabilities	239,628	778,742	-		1,018,370
Current maturities of finance lease liabilities	-	59,736	-		59,736
Total current liabilities	1,964,692	8,193,300	-		10,157,992
Long-term portion of operating lease liabilities	658,483	1,473,093	-		2,131,576
Long-term portion of finance lease liabilities	-	366,359	-		366,359
Convertible notes	-	5,929,673	-		5,929,673
Deferred tax liabilities	-	-	1,580,448	(2)	1,580,448
TOTAL LIABILITIES	2,623,175	15,962,425	1,580,448		20,166,048

Commitments and contingencies	-	-	-		-

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.002 par value, 500,000,000 shares authorized; 2,212,360 and 1,679,078 shares issued and outstanding as of June 30, 2022 and 2021, respectively	-	4,425	2,804	(1)	7,229
Additional paid-in capital	5,362,123	33,452,332	3,131,796	(1) (2)	41,946,251
Statutory reserve	-	664,100	-		664,100
Retained earnings	(1,594,397)	31,374,073	1,594,397		31,374,073
Accumulated other comprehensive (loss) income	(35,759)	(945,093)	35,759		(945,093)
Total equity attributable to E-Home shareholders	3,731,967	64,549,837	4,764,756		73,046,560
Non-controlling interest	-	(19,953)	3,812,990	(2)	3,793,037
TOTAL SHAREHOLDERS’ EQUITY	3,731,967	64,529,884	8,577,746		76,839,597
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$6,355,142	$80,492,309	$10,158,194		$97,005,645

Pro Forma Adjustments to the Unaudited Combined Balance Sheet

(A)	Derived from the audited consolidated balance sheet of Zhongrun as of June 30, 2022.

(B)	Derived from the audited balance sheet of E-Home as of June 30, 2022.

(1)	Reflects payment of cash of RMB3 million (approximately $0.45 million) and issuance of 28,041,992 ordinary shares of E-Home at a fair value of $8,496,724 (par value of $2,804 and additional paid-in capital of $8,493,919).

(2)	Reflects the purchase price allocation to the assets acquired and liabilities assumed based on their fair values according to the independent valuation report.

PRO FORMA COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED JUNE 30, 2022

(UNAUDITED)

	(A) Zhongrun	(B) E-Home	Pro Forma Adjustments		Pro Forma Balance Sheet
Revenues
Installation and Maintenance	$-	$40,017,962	$-		$40,017,962
Housekeeping	-	16,340,910	-		16,340,910
Senior care services	-	7,392,221	-		7,392,221
Sales of pharmaceutical products	15,330,904	-	-		15,330,904
Total revenues	15,330,904	63,751,093	-		79,081,997
Cost of revenues
Installation and Maintenance	-	26,791,434	-		26,791,434
Housekeeping	-	13,411,221	-		13,411,221
Senior care services	-	4,191,920	-		4,191,920
Sales of pharmaceutical products	14,584,311	-	-		14,584,311
Total cost of revenues	14,584,311	44,394,575	-		58,978,886
Gross profit	746,593	19,356,518	-		20,103,111
Operating expenses
Sales and marketing expenses	534,597	11,989,919	-		12,524,516
General and administrative expenses	941,540	8,219,584	-		9,161,124
Total operating expenses	1,476,137	20,209,503	-		21,685,640
Loss from operations	(729,544)	(852,985)	-		(1,582,529)
Other income (expenses)
Interest income	935	182,558	-		183,493
Interest expenses	-	(257,766)	-		(257,766)
Accretion of financing cost	-	(397,153)	-		(397,153)
Fair value loss – Financial instruments	-	(1,996,249)	-		(1,996,249)
Government subsidy	-	7,733	-		7,733
Other income (expenses), net	34,191	(22,271)	-		11,920
Total other income (expenses)	35,126	(2,483,148)	-		(2,448,022)
Loss before income taxes	(694,418)	(3,336,133)	-		(4,030,551)
Income tax expense	-	(2,094,076)	-		(2,094,076)
Net loss	$(694,418)	(5,430,209)	-		(6,124,627)
Net loss attributable to non- controlling interests	-	-	(312,488)		(312,488)
Net loss attributable to company shareholders	$(694,418)	(5,430,209)	$312,488		(5,812,139)

Net loss per ordinary share - basic and diluted		(2.95)	-		(0.20)
Weighted average number of ordinary shares outstanding—basic and diluted		1,838,398	28,041,992	(1)	29,880,390

Pro Forma Adjustments to the Unaudited Combined Statements of Operations

(A)	Derived from the audited consolidated statement of operations and comprehensive income of Zhongrun for the year ended June 30, 2022.

(B)	Derived from the audited statement of operations of E-Home for the year ended June 30, 2022.

(1)	Reflects issuance of 28,041,992 ordinary shares of E-Home.

4